Exhibit 99.1

Nayax Reports First Quarter 2024 Financial Results

Strong first quarter with recurring revenue up 43% YoY;
Total revenue of $64 million; Adjusted EBITDA of $3.6 million (1);
Improving profitability with gross margins reaching 43.8%

Reiterates full year 2024 guidance: revenue between $325-335 million, representing 38%
YoY growth and adjusted EBITDA between $30-35 million, over 266% YoY growth (2)

HERZLIYA, Israel, May 15, 2024 (Globe Newswire) – Nayax Ltd. (Nasdaq: NYAX, TASE: NYAX), a global commerce payments and loyalty platform designed to help merchants scale their business, today announced its financial results for the first quarter, ended March 31, 2024.

"I am pleased with our first quarter results, which continued our strong trajectory, and especially with the significant improvements in recurring revenue, gross margins, and adjusted EBITDA. As we look ahead through the rest of the year, we are particularly excited about the strong potential that we see in our pipeline, as well as the increased traction that both our growth engines and recent M&A will provide us. These factors set the stage for accelerated revenue growth as the year progresses. Furthermore, thanks to the strong operating leverage within our business model, we anticipate significant improvements to our bottom line, enabling us to meet our targets for the year," commented Yair Nechmad, Chief Executive Officer and Chairman of the Board.

Sagit Manor, Chief Financial Officer added, “Recurring revenue rose to 72% of total revenue, growing 43% year over year. Additionally, we showed a record organic growth of 62,000 in the number of managed and connected devices. We expect our revenue growth rate to accelerate in the coming quarters, allowing us to achieve our growth target for the year. Adjusted EBITDA in the quarter was $3.6 million, versus last year’s adjusted EBITDA loss of ($0.6) million. Our dollar-based net retention rate remained high at 134%, reflecting continued customer satisfaction and loyalty for our comprehensive solutions.”

(1)	Adjusted EBITDA is a non-IFRS financial measure. Please refer to the tables at the end of this news release for a reconciliation of adjusted EBITDA to the most directly comparable IFRS measure.
(2)
The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as finance expenses and Issuance and acquisition costs used to calculate projected net income (loss) vary dramatically based on actual events.  Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected IFRS net income (loss) being materially less than projected adjusted EBITDA (non-IFRS).

First Quarter 2024 Financial Highlights

(All comparisons are relative to the first quarter and three-month period ended March 31, 2023, unless otherwise stated)

Revenue Breakdown Summary (*)	Q1 2024 ($M)	Q1 2023 ($M)	Growth (%)
SaaS revenue	17.9	13.2	36%
Payment processing fees	28.3	19.1	48%
Total recurring revenue (*)	46.2	32.3	43%
POS devices revenue (**)	17.8	20.1	-11%
Total revenue (***)	64.0	52.4	22%

(*) Recurring revenue comprised of SaaS revenue and payment processing fees.
(**) POS devices revenue includes revenues that are derived from the sale of our hardware products.
(***) Q1 2024 includes Retail Pro numbers.

•	Revenue of $64.0 million of which recurring revenue from SaaS and processing fees comprised 72% of total revenue and grew 43%.

•
Hardware revenues decreased this quarter by 11% because of a shift in customer mix towards SMBs, as well as a change in product mix which favored devices with lower average selling prices, both of which are characterized with higher gross margins.

•
Gross margin improved strongly to 43.8% from 34.1%. This was primarily due to significantly improved hardware margins rising to 27% from 12%, as a result of steps taken to increase efficiencies within Nayax’s business and supply chain, as well as the product and customer mix sold, as mentioned above.

•	Operating loss was reduced to $2.8 million, compared to an operating loss of $5.2 million.

•	Net loss for the period was $5.0 million or ($0.15) per share, compared to a net loss of $5.5 million, or ($0.17) per share.

•	Adjusted EBITDA improved by $4.2 million to a positive $3.6 million, compared to an adjusted EBITDA loss of $0.6 million.

•
Revenue and adjusted EBITDA were negatively impacted by an approximate $1.3 million purchase accounting adjustment, due to a fair-value adjustment to deferred revenue, related to the Retail Pro acquisition.

•
As of March 31, 2024, the company had $93 million in cash and cash equivalents and short-term deposits. The increase was primarily due to the successful completion of a public offering during the quarter.

•	As of March 31, 2024, short-term and long-term debt balances stood at $48.2 million.

First Quarter 2024 Operational Metric Highlights

Key Performance Indicators	Q1 2024	Q1 2023	Growth (%)
Total transaction value ($m)	1,069	796	34%
Number of processed transactions (millions)	540	410	32%
Take rate % (payments) (*)	2.65%	2.40%	10%
Managed and connected devices (**)	1,108,000	769,000	44%

(*) Payment service providers typically take a percentage of every transaction in exchange for facilitating the movement of funds from the buyer to the seller. Take rate % (payments) is calculated by dividing the total dollar transaction value by the Company’s processing revenue in the same quarter.
(**) Number of managed and connected devices includes 130,000 generated by Retail Pro

•	Total transaction value grew 34% to $1.07 billion.

•	Number of processed transactions increased 32% to 540 million.

•	Growth in the customer base continued at a healthy pace, adding 4,000 new customers in the quarter, bringing the total customer base to over 76,000, an increase of 46% year-over-year.

•	The dollar-based net retention rate remained high at 134%, reflecting strong customer satisfaction, while the customer churn rate remained low at 3.2%.

•
Nayax added 62,000 managed and connected devices in the quarter, a record from organic growth, driven by robust customer demand, bringing the total number of managed and connected devices to 1,108,000, representing an increase of 44% year-over-year.

Recent Business Highlights

•
Nayax announced the opening of a new Technical Support Center for the US market, enhancing its customer support quality, reduced call times and increased customer satisfaction. Nayax has also worked to automate several onboarding processes. The goal of this new infrastructure is to enable Nayax to continue to scale without compromising on support responsiveness.

•	Nayax, together with subsidiary Retail Pro, exhibited its products at the NRF 2024: Retails Big Show industry exhibition in New York City.

•
Nayax announced the successful closing of an underwritten public offering led by leading US investment banks, of which the Company sold 2,600,000 ordinary shares to institutional investors. The proceeds to Nayax were approximately $63 million after fees and expenses.

•
Nayax successfully closed the acquisition of Roseman Engineering, a Tel-Aviv based fuel and electric vehicle (EV) management software solution provider that allows managers of gas stations to track fuel station income, reduce expenses, and increase operational efficiencies. This acquisition complements Nayax’s existing offerings utilized by EV charging station operators worldwide.

•
Nayax entered into a collaboration agreement with DKV Mobility, a B2B platform for on-the-road payment solutions that will further expand Nayax’s payments acceptance across Europe. DKV Mobility offers access to the largest energy-agnostic acceptance network in Europe, including 66,000 fuel service stations, and 666,000 public and semi-public Electric Vehicle (EV) charging stations. DKV Mobility’s fuel and service cards will be accepted at Nayax’s payment terminals starting in the second half of 2024.

•
Nayax successfully closed the acquisition of VMtecnologia, a leading financial technology provider for the automated self-service industry in Brazil. This acquisition provides Nayax with a strong entry point into Latin America and into Brazil in particular and expands Nayax’s total addressable markets. The integration will contribute to revenue and be accretive to net income starting from the second quarter and beyond.

•
Nayax announced that it would be exhibiting its products at The NAMA Show 2024, a conference for vending and convenience service industry professionals, in early May in Dallas, TX and is organized by the National Automatic Merchandising Association (NAMA).

•
Nayax announced a strategic partnership with Slovakia’s ASO Vending, the country’s largest vending machine operator. This partnership will include the installation of thousands of Nayax card readers on vending machines throughout the country, and it will more than double Nayax’s active devices in Slovakia.

Financial Outlook

For the full year 2024, management reiterates full year revenue, hardware gross margin, adjusted EBITDA, and cash flow guidance.

Full year 2024 revenue expectations continue to be in the range of $325 million to $335 million, on a constant currency basis, representing year-over-year growth of over 38%.

Hardware gross margins are expected to be in the range of 25% to 27%. Due to improvements in Nayax’s supply chain, gross margins are trending to the top end of the range. Adjusted EBITDA is expected to be in the range of $30 million to $35 million as Nayax continues to scale its business and benefit from its high operating leverage.

Management expects that for the full year 2024, free cash flow, defined as operating cash flow minus capital expenditure, will be positive in aggregate.

Over the long term, management targets an approximate 35% CAGR on revenue, driven by a combination of organic growth and strategic M&A. The long-term adjusted EBITDA margin target is 30%, and the long-term gross margin target is 50%.

Improvements over the coming years are expected to be driven by leasing options for IoT POS, continuing to grow SaaS revenue and payment processing fees, and services offered through Nayax’s various growth engine initiatives.

It is noted that the financial outlook provided by Nayax constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks, and is current as of today. Unless required by law, Nayax has no obligation to update its guidance. Please see the cautionary note regarding Forward-looking Statements below.

Investor Conference Calls

Nayax will host two conference calls to discuss the results later today, May 15, 2024. The first will be in English for international investors and the other in Hebrew for Israel-based investors to discuss its first quarter 2024 results.

The conference call in English will be held at: 8:30 a.m. Eastern Time / 3:30 p.m. Israel Time / 5:30 a.m. Pacific Time. The conference call in Hebrew will be held at: 9:30 a.m. Eastern Time / 4:30 p.m. Israel time / 6:30 a.m. Pacific Time.

Participating on the calls will be Yair Nechmad, Chief Executive Officer and Sagit Manor, Chief Financial Officer.

For the conference call in English, Nayax encourages participants to pre-register using the link below. Those who pre-register will be given a unique PIN to gain immediate access to the call, bypassing the live operator. Participants may pre-register any time, including up to and after the call/webcast start time. Participants will immediately receive an online confirmation, an email with the dial in number and a calendar invitation for the event.

To pre-register, go to:

http://services.incommconferencing.com/DiamondPassRegistration/register?confirmationNumber=13745550&linkSecurityString=1ca4b90274

For those who are unable to pre-register, kindly join the conference call/webcast by using one of the dial-in numbers or clicking the webcast link below.

•	U.S. TOLL-FREE: 1-877-737-7051;

•	ISRAEL TOLL-FREE: 1 809 455 690;

•	INTERNATIONAL: 1-201-689-8878

English webcast Link:

https://viavid.webcasts.com/starthere.jsp?ei=1664023&tp_key=96f6eb3f70

Following the conference call, a replay will be available until May 29, 2024. To access the replay, please dial one of the following numbers:

•	Replay TOLL-FREE: 1-844-512-2921

•	Replay TOLL/INTERNATIONAL: 1-412-317-6671

•	Replay TOLL/Israel: 1-809-458-327

•	Replay Pin Number: 13745550

An archive of the audio webcast will be available on Nayax's Investor Relations website: Nayax - Investor Relations

Hebrew webcast link:

To access the conference call/webcast in Hebrew, use the link:

https://us02web.zoom.us/j/83655399075

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including the ongoing war in Israel that began on October 7, 2023 and global perspectives regarding that conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on February 28, 2024 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Use of Non-IFRS Financial Information

In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this press release contains Adjusted EBITDA, a non-IFRS financial measure, as a measure to evaluate our past results and future prospects.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we define as loss for the period plus finance expenses, tax expense, depreciation and amortization, share-based compensation costs, non-recurring issuance and acquisition related costs and our share in losses of associates accounted for by the equity method.

We present Adjusted EBITDA in this press release because it is a measure that our management and board of directors utilize as a measure to evaluate our operating performance and for internal planning and forecasting purposes. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe that Adjusted EBITDA, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies because it provides consistency and comparability with past financial performance. However, our management does not consider this non-IFRS measure in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Adjusted EBITDA may be different from similarly titled measures used by other companies. The principal limitation of Adjusted EBITDA is that it excludes significant expenses that are required by IFRS to be recorded in our financial statements, as further detailed above. In addition, it is subject to inherent limitations as it reflects the exercise of judgment by management about which expenses are excluded or included in determining Adjusted EBITDA.

A reconciliation is provided at the end of this press release for Adjusted EBITDA to net loss, the most directly comparable financial measure prepared in accordance with IFRS. Investors are encouraged to review net loss and the reconciliation to Adjusted EBITDA included below and to not rely on any single financial measure to evaluate our business.

Constant Currency

Nayax presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. Nayax provides this financial information to aid investors in better understanding our performance. These constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

The Company cannot provide expected 2024 net income without unreasonable effort because certain items that impact net income are out of the Company's control and/or cannot be reasonably predicted at this time, of which unavailable information could have a significant impact on the Company’s IFRS financial results.

About Nayax

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers' growth across multiple channels. As of March 31 2024, Nayax has 9 global offices, approximately 900 employees, connections to more than 80 merchant acquirers and payment method integrations and is a recognized payment facilitator worldwide. Nayax's mission is to improve our customers' revenue potential and operational efficiency. For more information, please visit www.nayax.com

Public Relations Contact: Scott Gamm Strategy Voice Associates Scott@strategyvoiceassociates.com	Investor Relations Contact: Aaron Greenberg Chief Strategy Officer Aarong@nayax.com

NAYAX LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of March 31, 2024
(Unaudited)

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	March 31	December 31
	2024	2023
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	68,569	38,386
Restricted cash transferable to customers for processing activity	53,950	49,858
Short-term bank deposits	24,283	1,269
Receivables in respect of processing activity	65,650	43,261
Trade receivable, net	40,606	41,300
Inventory	19,995	20,563
Other current assets	9,823	8,772
Total current assets	282,876	203,409

NON-CURRENT ASSETS:
Long-term bank deposits	2,272	2,304
Other long-term assets	6,398	5,883
Investment in associate	4,734	5,024
Right-of-use assets, net	5,369	5,341
Property and equipment, net	5,233	5,487
Goodwill and intangible assets, net	96,996	96,411
Total non-current assets	121,002	120,450
TOTAL ASSETS	403,878	323,859

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	March 31	December 31
	2024	2023
	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	27,428	47,477
Current maturities of long-term bank loans	1,995	1,101
Current maturities of loans from others and other long-term liabilities	4,809	5,422
Current maturities of leases liabilities	2,304	2,145
Payables in respect of processing activity	130,476	104,523
Trade payables	12,426	17,464
Other payables	28,271	25,650
Total current liabilities	207,709	203,782

NON-CURRENT LIABILITIES:
Long-term bank loans	16,314	327
Long-term loans from others and other long-term liabilities	14,763	14,476
Post-employment benefit obligations, net	431	427
Lease liabilities	3,868	4,149
Deferred income taxes	2,606	3,108
Total non-current liabilities	37,982	22,487
TOTAL LIABILITIES	245,691	226,269

EQUITY:
Equity attributed to parent company’s shareholders:
Share capital	9	8
Additional paid in capital	217,330	153,524
Capital reserves	9,812	9,643
Accumulated deficit	(68,964)	(65,585)
TOTAL EQUITY	158,187	97,590
TOTAL LIABILITIES AND EQUITY	403,878	323,859

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

	Three months ended March 31
	2024	2023
	U.S. dollars in thousands
	(Excluding loss per share data)

Revenues	63,962	52,410
Cost of revenues	(35,975)	(34,535)
Gross Profit	27,987	17,875

Research and development expenses	(6,345)	(5,136)
Selling, general and administrative expenses	(21,460)	(16,431)
Depreciation and amortization in respect of technology and capitalized development costs	(2,571)	(1,140)
Other expenses, net	(128)	-
Share of loss of equity method investee	(290)	(358)
Operating loss	(2,807)	(5,190)
Finance expenses, net	(2,388)	(78)
Loss before taxes on income	(5,195)	(5,268)
Tax benefit (Income tax expense)	239	(259)
Loss for the period	(4,956)	(5,527)

Attribution of loss for the period:
To shareholders of the Company	(4,956)	(5,527)
Total	(4,956)	(5,527)

Loss per share attributed to shareholders of the Company:
Basic and diluted loss per share	(0.147)	(0.168)

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three months ended March 31
	2024	2023

	U.S. dollars in thousands
Loss for the period	(4,956)	(5,527)

Other comprehensive loss for the period:
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	169	39
Total comprehensive loss for the period	(4,787)	(5,488)

Attribution of total comprehensive loss for the period:
Total comprehensive loss for the period	(4,787)	(5,488)

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Equity attributed to shareholders of the Company
	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance at January 1, 2024 (audited)	8	153,524	248	9,545	(150)	(65,585)	97,590
Changes in the three months ended March 31, 2024:							-
Loss for the period	-	-	-	-	-	(4,956)	(4,956)
Issuance of ordinary shares	1	62,685					62,686
Other comprehensive income for the period	-	-	-	(42)	211	-	169
Employee options exercised	*	1,121	-	-	-	-	1,121
Share-based compensation	-	-	-	-	-	1,577	1,577
Balance on March 31, 2024 (unaudited)	9	217,330	248	9,503	61	(68,964)	158,187

Balance at January 1, 2023 (audited)	8	151,406	248	9,503	20	(56,550)	104,635
Changes in the three months ended March 31, 2023:
Loss for the period	-	-	-	-	-	(5,527)	(5,527)
Other comprehensive income for the period	-	-	-	-	39	-	39
Employee options exercised	*	304	-	-	-	-	304
Share-based compensation	-	-	-	-	-	1,791	1,791
Balance on March 31, 2023 (unaudited)	8	151,710	248	9,503	59	(60,286)	101,242

(*) Represents an amount lower than $1 thousand.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended March 31
	2024	2023
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(4,956)	(5,527)
Adjustments to reconcile net loss to net cash provided by operations (see Appendix A)	5,096	6,412
Net cash provided by operating activities	140	885

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized development and acquired intangibles expenditure	(4,371)	(3,535)
Acquisition of property and equipment	(160)	(96)
Loans granted to related company	(259)	-
Increase in bank deposits	(23,027)	(59)
Interest received	433	24
Investments in financial assets	(284)	-
Proceeds from sub-lessee	55	-
Net cash used in investing activities	(27,613)	(3,666)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares	62,686	-
Interest paid	(1,085)	(275)
Changes in short-term bank credit	(19,455)	4,231
Receipt of long-term bank loans	17,000	-
Repayment of long-term bank loans	(264)	(254)
Repayment of long-term loans from others	(1,142)	(1,206)
Repayment of other long-term liabilities	(24)	(69)
Employee options exercised	896	96
Principal lease payments	(586)	(574)
Net cash provided by (used in) financing activities	58,026	1,949

Increase (Decrease) in cash and cash equivalents	30,553	(832)
Balance of cash and cash equivalents at beginning of period	38,386	33,880
Gains (losses) from exchange differences on cash and cash equivalents	(471)	113
Gains from translation differences on cash and cash equivalents of foreign activity operations	101	51
Balance of cash and cash equivalents at end of period	68,569	33,212

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended March 31
	2024	2023
	U.S. dollars in thousands
Appendix A – adjustments to reconcile net loss to net cash provided by operations:

Adjustments in respect of:
Depreciation and amortization	4,518	2,627
Post-employment benefit obligations, net	4	4
Deferred taxes	(489)	(36)
Finance expenses, net	812	(211)
Expenses in respect of long-term employee benefits	300	60
Share of loss of equity method investee	290	358
Long-term deferred income	309	(26)
Expenses in respect of share-based compensation	1,453	1,560
Total adjustments	7,197	4,336

Changes in operating asset and liability items:
Increase in restricted cash transferable to customers for processing activity	(4,092)	(9,963)
Increase in receivables from processing activity	(22,391)	(2,361)
Decrease (Increase) in trade receivables	395	(2,432)
Decrease (Increase) in other current assets	(653)	999
Decrease (Increase) in inventory	544	(3,582)
Increase in payables in respect of processing activity	25,953	16,415
Increase (Decrease) in trade payables	(4,384)	2,484
Increase in other payables	2,527	516
Total changes in operating asset and liability items	(2,101)	2,076
Total adjustments to reconcile net loss to net cash provided by operations	5,096	6,412

Appendix B – Information regarding investing and financing activities not involving cash flows:

Purchase of property and equipment in credit	6	35
Acquisition of right-of-use assets through lease liabilities	521	96
Share based payments costs attributed to development activities, capitalized as intangible assets	124	231

        IFRS to Non-IFRS

The following is a reconciliation of loss for the period, the most directly comparable IFRS financial measure, to Adjusted EBITDA for each of the periods indicated.

Quarter ended as of (U.S. dollars in thousands)
	Mar 31, 2024	Mar 31, 2023
Loss for the period	(4,956)	(5,527)
Finance expense, net	2,388	78
Tax benefit (Income tax expense)	(239)	259
Depreciation and amortization	4,518	2,631
EBITDA	1,711	(2,559)
Expenses in respect of share-based compensation	1,453	1,560
Non-recurring issuance (1)	128	-
Share of loss of equity method investee (2)	290	358
ADJUSTED EBITDA	3,582	(641)

(1)	Consists primarily of fees and expenses, other than underwriter discount and commissions, incurred in connection with our March 2024 underwritten U.S. public offering.
(2)	Equity method investee is related to our 2021 investment in Tigapo and IOT Technologies.

*Q1 2024 includes Retail Pro numbers.